ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of
ADP Atlantic, LLC)
(S.E.C. I.D. No. 8-47885)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
AS OF AND FOR THE YEAR ENDED JUNE 30, 2024, AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * *

This report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123
Expires: Nov 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-47885

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __07/01/23__ AND ENDING __06/30/24__

                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __ADP Broker-Dealer, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__1 ADP Boulevard__

                                  (No. and Street)

__Roseland__	__New Jersey__	__07068__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Patricia Barrenechea__	__973-404-4168__	__patricia.barrenechea@adp.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Deloitte & Touche LLP__

                (Name – if individual, state last, first, and middle name)

__30 Rockefeller Plaza__	__New York__	__New York__	__10112-0015__
(Address)	(City)	(State)	(Zip Code)
10/20/2003		34	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Blake, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ADP Broker-Dealer, Inc. as of June 30, 2024, is true and correct. I further swear (or affirm) that neither ADP Broker-Dealer, Inc. nor any partner, officer, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

James Blake
President



Notary Public

BA'SHAWN D MICKENS - NOTARY PUBLIC
No. 50171676
Comm. Exp. September 13, 2026
NEW JERSEY

This filing contains (check all applicable boxes):**

- [X] (a) Statement of financial condition.
- [X] (b) Notes to consolidated statement of financial condition.
- [X] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [X] (d) Statement of cash flows.
- [X] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [X] (g) Notes to consolidated financial statements.
- [X] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [X] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [X] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [X] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [X] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [X] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [X] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [X] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Deloitte.

Deloitte & Touche LLP

30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 489 1600
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's of ADP Broker-Dealer, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ADP Broker-Dealer, Inc. (the "Company") as of June 30, 2024, and the related statements of income, cash flows, changes in stockholder's equity for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules h, j, l and m have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

August 23, 2024

We have served as the Company's auditor since 1995.

ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of ADP Atlantic, LLC)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2024

ASSETS

Cash	$ 69,559,526
Service fee receivable - net of allowance for bad debt of $ 5,469	23,333,131
Other assets	1,500,324
Total Assets	$ 94,392,981

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payable to Affiliate	$ 19,026,617
Taxes payable to Affiliate	19,969,637
Accrued expenses and other liabilities	263,501
Total Liabilities	$39,259,755
STOCKHOLDER'S EQUITY:	
Common stock, $1,000 par value -- authorized and outstanding, 100 shares	$100,000
Paid-in capital	24,713,758
Retained earnings	30,319,468
Total stockholder's equity	55,133,226
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 94,392,981

See notes to financial statements.

ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of ADP Atlantic, LLC)

STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2024

Revenue:		
Service fees	$	141,295,360
Collective Investment Trust		6,452,468
Interest		1,586,832
Total Revenue	$	149,334,660
Expenses:		
Management service fees	$	64,984,320
Professional and other fees		4,043,092
Bad debt expense		(3,525)
Total expenses	$	69,023,887
Income Before Provision for Income Taxes		80,310,773
Provision for Income Taxes		19,970,594
Net Income	$	60,340,179

See notes to financial statements.

ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of ADP Atlantic, LLC)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2024

OPERATING ACTIVITIES:

Net income:	$	60,340,179
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:		
Non-cash items included in net income:		
Bad debt expense		(3,793)
Deferred tax expense		957
(Increase) decrease in operating assets:		
Service fee receivable		(1,945,067)
Other assets		(302,137)
Increase (decrease) in operating liabilities:		
Payable to Affiliate		127,332
Taxes payable to Affiliate		2,008,309
Accrued expenses and other liabilities		(28,196)
Net cash provided by (used in) operating activities	$	60,197,583

FINANCING ACTIVITIES:

Dividends paid to Parent		(74,000,000)
Net cash provided by (used in) financing activities	$	(74,000,000)
NET DECREASE IN CASH		(13,802,417)
CASH - beginning of fiscal year		83,361,943
CASH - end of fiscal year	$	69,559,526

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid for income taxes	$	17,961,328

See notes to financial statements.

ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of ADP Atlantic, LLC)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2024

	Common Stock	Paid-In Capital	Retained Earnings	Stockholder's Equity
BALANCE - JULY 1, 2023	$ 100,000	$24,713,758	$ 43,979,289	$ 68,793,047
Net income	-	-	60,340,179	60,340,179
Dividends paid to Parent	-	-	(74,000,000)	(74,000,000)
BALANCE - JUNE 30, 2024	$ 100,000	$24,713,758	$ 30,319,468	$ 55,133,226

ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of ADP Atlantic, LLC)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED JUNE 30, 2024

1.   **ORGANIZATION AND BUSINESS DESCRIPTION**

Organization — ADP Broker-Dealer, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company and ADP, Inc. ("ADP" or the "Affiliate") are wholly owned subsidiaries of ADP Atlantic, LLC (the "Parent"), which is a wholly owned subsidiary of Automatic Data Processing, Inc.

Business Description — The Company was formed to receive compensation from mutual fund companies on a shared compensation basis (marketing, distribution and service fees). The Retirement Services division of the Affiliate provides 401(k) plans to existing and prospective clients of ADP. Those 401(k) plans offer securities of major mutual fund companies on a payroll deduction basis, through ADP. The Company does not solicit investments or handle customer funds or securities.

2.   **ACCOUNTING POLICIES**

Basis of Presentation — The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates in the Preparation of Financial Statements — The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets, liabilities, revenues and expenses during the reporting period. Management makes estimates regarding the collectability of receivables, deferred taxes, accrual of certain expenses, and other matters that affect reported amounts. Actual results could differ from the estimates included in the financial statements.

Service Fee Revenue and Receivables —The Company recognizes revenue to depict the transfer of promised services to its customers (mutual fund companies) in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. To achieve that principle, the Company applies the following steps: identify the contract(s) with the customer, identify the performance obligations in the contract(s), determine the transaction price, allocate the transaction price to the performance obligations in the contract and recognize revenue when (or as) the entity satisfies a performance obligation.

The Company's agreements have legally enforceable terms of 30 days. Revenues are attributable to service fees for marketing and distributing (primarily 12b-1 fees) and service fees (primarily Sub TA and CIT's fees) 401(k) plans on behalf of the customers.

Based upon similar operational and economic characteristics, the Company's service fees are disaggregated as these revenue categories depict how the nature, amount, timing, and uncertainty of its revenue and cash flows are affected by economic factors.

12b-1 service fees
Consideration for 12b-1 service fees is variable and revenue is constrained because of factors outside the Company's control (such as the market value of the funds' shares at future points in time and the length of time the investor will remain invested in the funds). Uncertainty associated with the variable consideration is resolved and revenue is recognized upon determination of the asset value of the fund. The revenue is recognized over the performance period of the relevant contract. The Company recognized 12b-1 service fees in the amount of $90,288,331 for the fiscal year ended June 30, 2024.

Sub TA and Collective Investment Trust service fees
Consideration for service fees is variable and revenue is constrained because of factors outside the Company's control (such as the market value of the funds' shares at future points in time and the length of time the investor will remain invested in the funds) and recognized upon determination of the asset value of the fund. Service fees are recognized over the performance period of the relevant contract as the customer simultaneously receives and consumes the benefits of the services as the Company performs them. The output method is used to recognize the revenue as time elapsed (daily) portrays the service carried out by the Company for the customer. The Company recognized Sub TA fees in the amount of $51,007,029 and Collective Investment Trust fees in the amount of $6,452,468 for the fiscal year ended June 30, 2024.

Service fee Receivable
The Company records a receivable when revenue is recognized prior to payment and there is an unconditional right to payment. The Company expects to collect consideration within 10 to 45 days of billing. We assess the collectability of revenues based primarily on the creditworthiness of the customer as determined by the customer's payment history. The Company maintains an allowance for bad debt reserve through percentages based on aging. The allowance is included in the net service fee receivable on the statement of financial condition.

Cash — All cash is on deposit in interest-bearing account.

Fair Value of Financial Assets and Liabilities — The Company's financial assets and liabilities are recorded at amounts that approximate fair value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The carrying amounts are recorded at these values because they are short-term in duration, have no defined maturity, or have market based interest rates. Such assets and liabilities include cash, service fee receivable, other assets, payable to affiliate, and accrued expenses and other liabilities.

The Company uses a three-level classification hierarchy of fair value measurements that establishes the quality of inputs used to measure fair value.

Details for the descriptions of the three levels follow:

> Level 1 — Inputs to the valuation methodology are unadjusted quoted market prices for identical assets or liabilities in active markets as of the valuation date.

ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of ADP Atlantic, LLC)

Level 2 — Inputs to the valuation methodology are quoted market prices for similar assets and liabilities in active markets; quoted market prices for identical or similar assets or liabilities in markets that are not active; and inputs other than quoted prices that are observable for the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and reflect the Company's own assumptions about the estimates market participants would use pricing the asset or liability based on the best information available in the circumstances (e.g., internally derived assumptions surrounding timing and amount of expected cash flows).

The carrying value of the financial assets and liabilities approximates fair values due to their short-term nature.

The carrying amount and estimated fair values of the company's financial instrument assets and liabilities which are not measured at fair value on the Statement of Financial Condition are listed in the table below.

June 30, 2024

	Carrying Amount	Level I	Level II	Level III	Total
Financial Assets:					
Cash	69,559,526	69,559,526			69,559,526
Service Receivable	23,333,131		23,333,131		23,333,131
Financial Liabilities:					
Payable to Affiliate	19,026,617		19,026,617		19,026,617

Other Assets – The Company has other assets which represent prepaid expenses primarily related to professional fees. The deferred tax asset balance is also included in other assets.

Accrued Expenses and Other Liabilities — The Company has accrued expenses and other liabilities which represent payments due for outside services performed and other various liabilities.

Expense Allocation — Substantially all the Company's expenses are recorded at ADP and are transferred to the Company or are allocated to the Company based upon allocation factors which estimate the use of goods or services. The primary factors used in the allocation process are licensed registered representatives as a percent of total headcount of the respective departments is for expenses related to legal, finance, compliance, human resources, end-user computing, marketing, and other professional expenses.

The other factor used is estimated asset-based revenue as a percent of total revenue on new sales for sales and marketing expenses.

Income Taxes — The results of operations of the Company are included in the consolidated federal income tax return of the Affiliate. The Company is allocated by the Affiliate a direct intercompany charge equivalent to taxes due on income as if it were filing a tax return on an individual company basis. This is pursuant to a tax sharing agreement.

ADP BROKER-DEALER, INC.

(A Wholly Owned Subsidiary of ADP Atlantic, LLC)

The Company uses the asset and liability method in providing income taxes. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in financial statements or tax returns.

Dividend to Parent — As a wholly owned subsidiary, the Company regularly, after evaluating its net capital levels and upon approval of the Board of Directors may make cash dividends to the Parent.

3.   INCOME TAXES

Income taxes are accounted for in accordance with ASC 740, Accounting for Income Taxes, which requires that deferred tax assets and liabilities be provided for all temporary differences between the book and tax basis of assets and liabilities. The Company has a deferred tax asset of $1,365 at June 30, 2024, which relates to a temporary difference due to the allowance for bad debt, and is included within the other assets line on the statement of financial condition. The difference between the federal statutory tax rate and the Company effective tax rate relates to state taxes.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in the Company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company applies a more-likely-than-not recognition threshold for all tax uncertainties as the Company is permitted to recognize only those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the taxing authorities. The Company did not have any unrecognized tax benefits or liabilities resulting from tax positions related to either the year ended June 30, 2024, or other periods. The Company does not expect any change in unrecognized tax benefits or liabilities within the next year.

ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Tax related interest and penalties would be included in the provision for income taxes on the statement of income of the Company. The Company had no interest and penalties included in the statement of financial condition and the statement of income as of and for the year ended June 30, 2024, respectively.

The ADP tax returns, which include the Company's activity, are routinely examined by the IRS and tax authorities in foreign countries in which it conducts business, as well as tax authorities in states in which it has significant business operations. The Company's activity is no longer subject to state and local examinations for fiscal years before 2016.

Total provision for income taxes

Current:		
Federal	$	16,039,040
State and local		3,930,597
		19,969,637

ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of ADP Atlantic, LLC)

Deferred:		
Federal		754
State and local		203
		957
Total provision for income taxes	$	19,970,594

4. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The roll forward of the allowance for doubtful accounts consisted of the following for the fiscal year ended June 30, 2024:

Balance at beginning of year	$	(9,262)
Current year provision		3,793
Balance at end of year	$	(5,469)

5. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. The rule also requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. At June 30, 2024, the Company had net capital of $30,299,771 which was $27,682,453 in excess of its required net capital of $2,617,318. The Company's ratio of aggregate indebtedness to net capital was 1.30 to 1 at June 30, 2024. The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in reliance on Footnote 74 of the SEC Release No. 34-70073.

6. RELATED-PARTY TRANSACTIONS

Management Services Fees —As defined in the Management Services Agreement (the "Agreement") between the Company and ADP, the Company shall pay ADP, for each calendar quarter, a management services fee equal to 108% of ADP's allocated costs and expenses.

The management services fees represent various expenses incurred directly and indirectly in the conduct of the Company's business such as sales compensation, plan implementation, client and participant services, finance, compliance, legal, human resources, end-user computing, marketing, and other professional expenses.

The transfer pricing markup was determined at 8% of fully allocated costs and expenses. The resulting amount of costs and expenses allocated to the Company was $64,984,320 for the year ended June 30, 2024, primarily consisting of $25,736,827 allocated using licensed registered representatives as a percent of total headcount factor

ADP BROKER-DEALER, INC.

(A Wholly Owned Subsidiary of ADP Atlantic, LLC)

and $39,247,493 using estimated asset-based revenue as a percent of total revenue on new sales factor. There is a payable to the Affiliate in the amount of $19,026,617 at June 30, 2024 primarily related to payables under the Agreement.

Income Taxes — The results of operations of the Company are included in the consolidated federal income tax return of the Affiliate. The Company is allocated by the Affiliate a direct intercompany charge equivalent to taxes due on income as if it were filing a tax return on an individual company basis. There is an income tax payable to the Affiliate in the amount of $19,969,637 at June 30, 2024.

Dividends to Parent — The Board of Directors approved and the Company paid dividends of $74,000,000 to the Parent during the year ended June 30, 2024.

7. RISK FACTORS

Cash: The Company maintains cash with J.P. Morgan Chase & Co. The Company's policy is designed to limit exposure with any one financial institution. As part of its credit and risk management processes, the Company performs periodic evaluations of the relative credit standing of the financial institution with whom it places funds. The Company also monitors the condition of the financial institution with whom it places funds on an ongoing basis to identify any significant change in a financial institution's condition. If such a change takes place, the amounts deposited in such financial institution may be adjusted.

Service fee receivable: Credit risk related to Service fee receivable involves the risk of nonpayment by the counterparty. Credit risk is diversified due to the large number of fund families comprising the Company's customer base. The Company also performs ongoing credit evaluations of the financial conditions of its customers and evaluates the delinquency status of the receivables.

8. SUBSEQUENT EVENTS

The Company paid a dividend to the Parent on August 13, 2024, in the amount of $17,000,000.

The Company has evaluated all other events and transactions that occurred subsequent to June 30, 2024 through the date these financial statements were issued, and has determined there were no other events or transactions during such period which would require recognition or disclosure in these financial statements.

SUPPLEMENTAL SCHEDULES

ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of ADP Atlantic, LLC)

SUPPLEMENTAL SCHEDULE H

COMPUTATION OF NET CAPITAL UNDER 17 CFR 240.15C3-1

AS OF JUNE 30, 2024

TOTAL STOCKHOLDER'S EQUITY	$	55,133,226
NONALLOWABLE ASSETS:		
- Service Fee Receivable		(23,333,131)
- Prepaid Expenses		(1,498,959)
- Deferred Tax Asset		(1,365)
Total nonallowable assets		(24,833,455)
NET CAPITAL	$	30,299,771
NET CAPITAL REQUIREMENT		
(Greater of $5,000 or 6 2/3% of aggregate indebtedness)		2,617,318
EXCESS NET CAPITAL	$	27,682,453
AGGREGATE INDEBTEDNESS		
(Total aggregate indebtedness on the statement of financial condition)	$	39,259,755
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.30

NOTE: There is no material difference between the computation of net capital as computed above and as reported by the Company in its unaudited Part III of Form X-17A-5 as of June 30, 2024.

ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of ADP Atlantic, LLC)

SUPPLEMENTAL SCHEDULES J, L and M

**COMPUTATION FOR DETERMINATION OF CUSTOMER RESERVE REQUIREMENTS
PURSUANT TO EXHIBIT A TO 17 CFR 240.15C3-3 AND
COMPUTATION FOR DETERMINATION OF PAB REQUIREMENTS UNDER EXHIBIT A TO §
240.15C3-3 AND
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR
CUSTOMERS UNDER 17 CFR 240.15C3-3.
AS OF JUNE 30, 2024**

The company does not carry customer accounts or otherwise hold customer funds and is exempt from computation of customer and PAB reserve requirements and the information relating to possession or control requirements by relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 as the Company's activities are limited to marketing, distribution, and administrative services provided exclusively to mutual fund companies.